Exhibit 99.2 – Capitalisation and Indebtedness
The following table sets out the Group’s capitalisation, indebtedness and contingent liabilities on a consolidated basis, in accordance with IFRS, as at 30 September 2022.

As at 30.09.22
m
Share Capital of Barclays PLC
Ordinary shares - issued and fully paid shares of £0.25 each	15,888

£m
Group equity
Called up share capital and share premium	4,358
Other equity instruments	13,270
Other reserves	(2,923)
Retained earnings	52,329
Total equity excluding non-controlling interests	67,034
Non-controlling interests	969
Total equity	68,003
Group indebtedness
Subordinated liabilities	12,321
Debt securities in issue	119,722
Total indebtedness	132,043
Total capitalisation and indebtedness	200,046
Group contingent liabilities and commitments
Guarantees and letters of credit pledged as collateral security	18,093
Performance guarantees, acceptances and endorsements	6,187
Total contingent liabilities	24,280
Documentary credits and other short-term trade related transactions	1,921
Standby facilities, credit lines and other commitments	420,569
Total commitments	422,490

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